Exhibit 12.1
McMoRan Exploration Co.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands)

Computation of Ratio of Earnings to Fixed Charges:
	Years Ended December 31,
	2012		2011		2010		2009		2008
Loss from Continuing Operations a	(97,033)		(6,604)		(116,976)		(204,889)		(211,198)
ADD:
(Benefit) Provision for Income Taxes	-		-		-		(2,445)		2,508
Interest Expense	-		8,782		38,216		42,943		50,890
Rental Expense Factor	373		459		653		598		387
Earnings Available For Fixed Charges	(96,660)		2,637		(78,107)		(163,793)		(157,413)

Interest Expense	-		8,782		38,216		42,943		50,890
Capitalized Interest	56,505		47,403		10,100		3,929		5,001
Rental Expense Factor	373		459		653		598		387
Fixed Charges	56,878		56,644		48,969		47,470		56,278

Ratio of Earnings to Fixed Charges	-	b	-	b	-	b	-	b	-	b

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends:

	2012		2011		2010		2009		2008
Loss from Continuing Operations a	(97,033)		(6,604)		(116,976)		(204,889)		(211,198)
ADD:
(Benefit) Provision for Income Taxes	-		-		-		(2,445)		2,508
Interest Expense	-		8,782		38,216		42,943		50,890
Rental Expense Factor	373		459		653		598		387
Earnings Available For Fixed Charges and
Preferred Dividends	(96,660)		2,637		(78,107)		(163,793)		(157,413)

Interest Expense	-		8,782		38,216		42,943		50,890
Capitalized Interest	56,505		47,403		10,100		3,929		5,001
Preferred dividends c	41,276		42,800		77,101		14,332		22,286
Rental Expense Factor	373		459		653		598		387
Fixed Charges and Preferred Dividends	98,154		99,444		126,070		61,802		78,564

Ratio of earnings to fixed charges and preferred dividends	-	d	-	d	-	d	-	d	-	d

a.	Loss represents McMoRan's continuing oil and gas operations.
b.
McMoRan sustained a net loss from continuing operations of $97.0 million in 2012, $117.0 million in 2010, $204.9 million in 2009 and $211.2 million in 2008.  These losses were inadequate to cover McMoRan’s fixed charges of $56.9 million in 2012, $49.0 million in 2010, $47.5 million in 2009 and $56.3 million in 2008.  McMoRan’s earnings available for fixed charges were insufficient to cover its fixed charges by $54.0 million in 2011.

c.
Preferred dividends associated with McMoRan's 8% convertible perpetual preferred stock, 6¾% mandatory convertible preferred stock and 5.75% convertible perpetual preferred stock. 2010 includes a $51.6 million preferred dividend recognized upon issuance of the 5.75% convertible perpetual preferred stock representing a beneficial conversion option for the intrinsic value of the amount by which McMoRan’s common stock at the date of issuance exceeded the conversion price of the 5.75% convertible perpetual preferred stock.

d.
McMoRan sustained a net loss from continuing operations of $97.0 million in 2012,  $117.0 million in 2010, $204.9 million in 2009 and $211.2 million in 2008.  These losses were inadequate to cover McMoRan’s fixed charges and preferred dividends of $98.2 million in 2012, $126.1 million in 2010, $61.8 million in 2009 and $78.6 million in 2008.  McMoRan’s earnings available for fixed charges and preferred dividends were insufficient to cover its fixed charges and preferred dividends by $96.8 million in 2011.